UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

June 15, 2021

ORDER GRANTING CONFIDENTIAL TREATMENT UNDER THE
SECURITIES EXCHANGE ACT OF 1934

Jet Token, Inc.

File No. 24R-00283 - CTR#1288

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Jet Token, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to Form 1-Us filed on November 17, 2020 and December 11, 2020.

Based on representations by Jet Token, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public:

Exhibit 6.1

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Mara L. Ransom
Office Chief, Office of Trade & Services